EXHIBIT 77D
For Tax Free Income Trust


At a Board of Directors' meeting held on October 7-8, 1998, the following investment policies were eliminated:

     The Portfolio will not pledge or mortgage its assets beyond 15% of total assets.

     The Portfolio will not invest more than 5% of its total assets in securities whose issuer or guarantor of principal and interest has been in operation for less than three years.

     The Portfolio will not invest more than 5% of its net assets in warrants.

     The Portfolio will not invest in exploration or development programs such as oil, gas or mineral leases.

     The Portfolio will not purchase securities of an issuer if the board members and officers of the Portfolio and of AEFC hold more than a certain percentage of the issuer's outstanding securities. If the holdings of all board members and officers of the Portfolio and of AEFC who own more than 0.5% of an issuer's securities are added together, and if in total they own more than 5%, the Portfolio will not purchase securities of that issuer.